THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

February 18, 2022

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Response to Comments on the Registration Statements (the “Registration Statements”) for MainStay Funds Trust (SEC File Nos. 333-160918 and 811-22321) and The MainStay Funds (SEC File Nos. 033-02610 and 811-04550) (collectively, the “Registrants”) relating to MainStay WMC Enduring Capital Fund, MainStay WMC Growth Fund, MainStay WMC Small Companies Fund, MainStay WMC Value Fund, MainStay WMC International Research Equity Fund and MainStay Balanced Fund (each a “Fund” and collectively, the “Funds”)

Dear Mr. Cowan:

This letter responds to comments provided by you on February 17, 2022 with respect to the Registration Statements. The Registration Statements were filed with the Securities and Exchange Commission on January 10, 2022 and relate to the Funds. On behalf of the Registrants, your comments and our responses thereto are provided below along with corresponding updates to the Registration Statements.

All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Prospectus Comments – Summary Prospectus

COMMENTS APPLICABLE TO More than One Fund

Comment 1: In the section entitled “Fees and Expenses of the Fund”, please confirm whether the transfer agency fee waiver/expense reimbursement applies to all classes, but only certain classes were in fact subject to waiver/reimbursement adjustment due to this limitation as to transfer agency expenses, or whether the waiver/reimbursement applies only to the classes for which adjustment is shown.

Response: We hereby confirm that, as stated in the footnote, this arrangement applies to all share classes. The fee table will present adjustments for share classes that are actively waiving transfer agency expenses.

MainStay WMC Enduring Capital Fund

Comment 1: Should this Fund include a risk factor specific to investments in Chinese securities?

Response: We do not believe that investments in Chinese issuers is a principal risk of this Fund.

Comment 2: Was the Russell 3000® Index the former primary benchmark for the Fund?

Response: No. The Fund selected the Russell 3000® Index as its secondary benchmark in 2021.

MainStay WMC Growth Fund

Comment 1: Historical performance of Class I and Class A shares needs to be adjusted for the sales loads of the Fund. The disclosure should state that performance for Class I and Class A was not adjusted for fees and expenses of the Fund, other than the sales load for Class A (if different than Keystone). Please disclose that if fees and expenses were reflected, performance would have been lower, if true.

Response: We have made the requested edit.

MainStay WMC Value Fund

Comment 1: If the Fund does not invest in Growth Stocks, Convertible Securities or Dividend-Paying Stocks as part of its principal investment strategies, delete these risk factors.

Response: We have made the requested edit.

Comment 2: Should this Fund include a risk factor specific to investments in Chinese securities?

Response: We do not believe that investments in Chinese issuers is a principal risk of this Fund.

MainStay WMC International Research Equity Fund

Comment 1: Be more specific regarding what is meant by “investment styles and characteristics.

Response: We have made the requested edit.

Comment 2: Does the Fund intend to focus on investments in China? If so, please include disclosure regarding the risks associated with investments in China, including VIE risk if applicable.

Response: This Fund does not focus on investments in China.

We have revised the disclosure accordingly.

MAINSTAY BALANCED FUND

Comment 1: Please change “restate” to “restated” in footnote 3 to the fee table.

Response: We have made the requested edit.

Comment 2: In the section entitled “Past Performance”, please provide disclosure required by Item 4(b) (Instruction 2(b)) of Form N-1A for an additional index.

Response: We have made the requested edit.

Statutory Prospectus Comments

Comments Applicable to More than One Fund

Comment 1: Please revise the Item 9 disclosure to include additional details regarding a Fund’s strategies and corresponding risks.

Response: We believe the current prospectus disclosure sufficiently describes each Fund’s principal investment strategies and corresponding risks. However, we will undertake a future review of the disclosure in Item 9 and consider whether additional disclosure is needed and make such changes as may be appropriate.

Comment 2: In the “More About Investment Strategies and Risks” section, please update the “Portfolio Turnover” tile to address the Fund’s repositioning.

Response: We have made the requested edit.

Comments to the Statement of Additional Information

Comment 1: In the section entitled “Proxy Voting Policies and Procedures”, please disclose that Wellington’s ESG proxy issues fall under the umbrella of policies and procedures outlined in its Global Proxy Policy and Procedures and disclose that they are available upon written request.

Response: We have made the requested edit.

Comment 2: In the section entitled “Organizational Documents”, please add disclosure explaining that the forum selection clauses with respect to state courts in the Funds’ By-Laws do not apply to any actions arising under the federal securities laws.  Please also add disclosure explaining that the right to a jury trial may not be waived with regard to actions arising under the federal securities laws. Please also move this disclosure to the Prospectus.

Response: We have made the requested edit.

***

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary